Thacher Proffitt & Wood LLP
Two World Financial Center
New York, NY 10281
(212) 912-7400

Fax: (212) 912-7751
www.tpw.com

February 9, 2007

Sara D. Kalin
Branch Chief-Legal
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	STRUCTURED ASSET MORTGAGE INVESTMENTS II INC.
Registration Statement on Form S-3
Filed January 26, 2007
File No. 333-140247

Dear Ms. Kalin:

We have received and reviewed your comment letter dated February 5, 2007, to our submission of January 26, 2007. This cover letter and the enclosed revised filing is intended to respond to the points raised in your letter in addition to providing you with the supplemental information requested by several comments.

We appreciate the Commission’s continued review of our intended disclosure and look forward to working with you on such questions as may be presented in the course of revising the initial filing for Structured Asset Mortgage Investments II Inc.

General

Comment

1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Structured Asset Mortgage Investments II Inc.
February 9, 2007

Response

The registrant has advised us that for each issuing entity previously established directly or indirectly by the registrant (as depositors) or any of its affiliates, all reports (including on Forms 10-K, 8-K and 10-D, as applicable) and other materials that are required to be filed pursuant to an Exchange Act requirement, as to any class of asset-backed securities backed by residential mortgage loans, that were required to be filed during the period January 1, 2006 through February 9, 2007 have been timely filed. In making this confirmation, we take into account the definitions and conditions set forth in General Instruction I.A.4. of Form S-3.

The following is a list of CIK numbers for issuing entities established by the depositors or their affiliates during this period:

0001283557
0001243106
0001349160
0001349871
0001349088
0001349357
0001354193
0001350045
0001350870
0001350345
0001352418
0001352655
0001353052
0001352555
0001355233
0001356882
0001349159
0001357833
0001358308
0001349871
0001359073
0001360715
0001360642

0001361440
0001350045
0001362554
0001359045
0001364162
0001359686
0001362791
0001364786
0001365653
0001366095
0001368791
0001369222
0001371965
0001374842
0001372331
0001370647
0001373014
0001376306
0001354980
0001354981
0001350950
0001363934
0001365989

0001371387
0001374320
0001360507
0001367157
0001363834
0001371387
0001372809
0001377220
0001378196
0001378280
0001358934
0001379784
0001379841
0001378295
0001381051
0001381343
0001381778
0001383188
0001382885
0001384091
0001383545
0001385492

Comment

2.
Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Structured Asset Mortgage Investments II Inc.
February 9, 2007

Response

All material terms of the finalized agreements that are required to be filed as an exhibit to the registration statement under cover of Form 8-K will either be in the final 424 or filed prior to or simultaneously with the 424. We will file all agreements that are required to be filed with the Securities and Exchange Commission as promptly as possible after a transaction closes and will be in compliance with 1934 Act reporting requirements.

Comment

3.	Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response

We confirm that the depositor will file unqualified legal and tax opinions at the time of each takedown.

Comment

4.
We note that on the cover page of your base prospectus you indicate that you may use several specific types of credit enhancement “or other type[s] of credit enhancement,” Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to eliminate the language noted above.

Response

We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

In addition, we have removed “or other type of credit enhancement” from the cover page of the base prospectus.

Comment

5.
We note that the asset pools may include sub-prime mortgage loans, as wells as loans with adjustable interest rates. Given the recent change in the housing industry, including the increase in the rate of defaults and foreclosures, please update your risk factors to discuss these recent events and the potential effect they may have on returns to investor.

Structured Asset Mortgage Investments II Inc.
February 9, 2007

Response

We have made this change to the base prospectus.

Comment

6.
Please revise your filing to use the terminology set forth in Regulation AB. For example, we note that the summary sections of your prospectus supplements often refer to the “trust” or the “trust fund” when it appears you are referring to the issuing entity. Revise accordingly.

Response

We have made this change.

Base Prospectus

The Mortgage Pools, page 12

Comment

7.
We note from the bottom of page 12 that a mortgage pool may include mortgage loans that are delinquent as of the date the securities are issued. Please revise your prospectus supplements to include the form of delinquency table you would provide if applicable. Refer to Item 100(b) of Regulation AB.

Response

We have made this change.

Description of Credit Enhancement, page 49

Comment

8.
We note from the second paragraph of this section that credit support for one series may cover the offered securities of one or more other series. Please remove this language or provide an analysis as to why a structure using the same credit enhancement to cover the multiple series of securities would be consistent with the definition of an asset-backed security.

Response

Please see the revised language on page 49 of the base prospectus. The second paragraph of this section is intended to apply only to external forms of credit enhancement. The disclosure has been revised accordingly. The arrangements described in this paragraph as revised would not involve assets or cash flows in one issuing entity being used to provide credit enhancement to another issuing entity. The disclosure regarding external credit support is meant to apply to one more loan groups which are part of the pool assets and not different trusts.

Structured Asset Mortgage Investments II Inc.
February 9, 2007

Please contact Edward Southgate at (212) 912-7559 or the undersigned at (212) 912-7472 with any further questions.

Sincerely,

/s/ Richard D. Simonds Jr.

Richard D. Simonds Jr.